UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bogotá, October 9, 2015

News published by Media

In reference to recent announcements published by the media regarding a Memorandum of Understanding (MOU) signed between Avianca Holdings S.A. and the Government of El Salvador, the Company hereby informs that a MOU was effectively signed on October 8, 2015, whereby the Government of El Salvador assumed commitments related to the modernization and expansion of Monseñor Oscar Arnulfo Romero Galdamez International Airport and Avianca Holdings S.A. expressed its continued interest in strategically positioning San Salvador, the country’s capital, as a hub which strengthens the network of integrated companies and increases interconnectivity between the Central American region.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. – Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A. – Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. – LACSA, incorporated in Costa Rica, Transamérican Airlines S.A. – TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A. – SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V. – ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas

	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs